

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 14, 2016

Via E-mail
Lewis A. Fanger
Chief Financial Officer
Full House Resorts, Inc.
4670 S. Fort Apache Road, Ste. 190
Las Vegas, NV 89147

> **Re:** **Full House Resorts, Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 1-32583**

Dear Mr. Fanger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Policies

Fixed Asset Capitalization and Depreciation Policies, page 45

1.  In future filings, please expand your capitalization policy. Your disclosure should address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses. To the extent that they are material, development rights and pre-acquisition costs (e.g. survey costs, legal costs, etc.) should also be discussed. In addition, please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Lastly to the extent significant, please disclose the amount of salaries and other general and administrative

expenses that were capitalized and a discussion of any significant fluctuation in your capitalization rates from period to period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate &
Commodities